February 9, 2007

Via Facsimile at 212.859.8583 and U.S. Mail

Mr. Guillermo Pardo
Sr. VP, Corporate Finance and Treasury Secretary
Impsat Fiber Networks, Inc.
Elvira Rawson de Dellepiane 150
Piso 8, C1107BCA
Buenos Aires, Argentina

Re: Impsat Fiber Networks, Inc.
Schedule TO-I filed January 29, 2007
SEC File No. 5-60701

Dear Mr. Pardo:

We have the following comments on your filing.

Schedule TO-I

General

1.   Advise us whether or not Impsat bears any periodic reporting obligation with respect to the two classes of notes that are the subject of the tender offer. Please provide us with a brief legal analysis in support of the apparent conclusion that neither of the subject classes is subject to Section 15(d) of the Securities Exchange Act of 1934. To the extent it is determined that Impsat bears a reporting obligation under Section 15(d) with respect to either class, please advise us how the determination was made that Rule 13e-3 was inapplicable to the tender offer transaction.

2.   Forward-looking statements made in connection with a tender offer are not eligible to receive the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The Act's terms explicitly state that forward-looking statements made in connection with a tender offer or going private transaction are not within the Act's scope. The statement made to the contrary in the January 29th, 2007 Impsat press release that has been attached as an exhibit to this tender offer is therefore incorrect. The tender offer must be revised to make clear that forward-looking statements made in connection with the tender offer are not defined within or protected by the Act. . See also Interpretation I.M. in the July 2001 supplement to our telephone interpretations manual publicly available on our website, www.sec.gov.

3.   Revise to quantify the exact of amount of tender offer consideration to be paid at the current date of expiration. Confirm that the payment of accrued interest is an amount that is equal for all security holders. Please be advised that if the tender offer is extended, such extension will automatically result in a change in the amount of

consideration offered to security holders. Consequently, any extension will result in a compulsory obligation to ensure that ten business days remain in the tender offer as required by Rule 14e-1(b).

Conditions to the Offer

4.   All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied or waived prior to expiration. The offer conditions indicate that Impsat reserves the right to delay payment until it has assurance that it has complied with applicable law. Please revise this language to remove any implication that the conditions to the offer may be asserted after the offer's expiration.

5.   The determination as to whether conditions to which the offer may be subject have occurred must be within the offeror's reasonable discretion in order to avoid the offer being deemed illusory. At present, conditions to which the offer is subject are determinable in the offeror's sole discretion. Revise the offer to remove the implication that the offer is illusory by including an objective standard for determining the occurrence of the condition.

6.   The disclosure indicates that once a condition is triggered, a failure by Impsat to exercise its right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Impsat, through its action or inaction, also is not permitted to engage in conduct that would result in the triggering of an offer condition under Section 14(e). Please revise to remove the implication that Impsat reserves the right to conduct an illusory offer.

7.   Explain to us the purpose of the language that any determination by Impsat concerning the events described in the conditions "will be final and binding upon all parties." Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that note holders may challenge the Impsat's determinations.

Extension, Amendment, Termination

8.   The tender offer may not be terminated by Impsat at any time for any reason without constituting an illusory offer in contravention of Section 14(e). Please revise to make clear, if true, that Impsat may only terminate the tender offer pursuant to the offer conditions specified in tender offer.

Incorporation of Documents by Reference

9.   The disclosure provided in Item 10 to Schedule TO indicated that financial information of Impsat required by Item 1010(a) and (b) of Regulation M-A was immaterial to this transaction. Notwithstanding this disclosure, financial information has been incorporated by reference in apparent contradiction to the conclusion stated in Item 10 of Schedule TO. Please reconcile by affirmatively indicating whether or not the Impsat financial information is material, and, if not, why Impsat still elected to incorporate such information by reference.

10.   Disclose the authority upon which Impsat relies to incorporate additional SEC filings into its Schedule TO after the date of the offer to purchase and before the expiration date. Alternatively, revise to state that the Schedule TO will be amended to include such information to the extent material.

Closing Comments

        Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If you do not agree with a comment, tell us why in your response. Direct any questions regarding our comments to me at 202.551.3266.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

- the filing person has been advised the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Impsat Fiber Networks, Inc.
Schedule TO-I
Page 4

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions